SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of November, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES OF

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S/A

BY

BANCO ITAÚ S.A.

This Protocol and Justification of Merger of Shares is entered into between:

1. as the management body of BANCO ITAÚ S.A (“ITAÚ”), financial institution, enrolled with the Corporate Taxpayers Enrollment (CNPJ ) N. 60.701.190/0001 -04, with its head offices located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Itaúsa, in the city of São Paulo, State of São Paulo, its Board of Officers, hereby represented by its officers signed below; and

2. as the management body of UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S/A. (“UNIBANCO”), a company enrolled with the Corporate Taxpayers Enrollment (CNPJ) N. 33.700.394/0001 -40, with its head offices located at Av. Eusébio Matoso, 891, city of São Paulo, State of São Paulo, its Board of Directors, hereby represented by its officers signed below.

UNIBANCO and ITAÚ jointly hereinafter referred as “Companies”.

Whereas:

1. E. JOHNSTON REPRESENTAÇÃO E PARTICIPAÇÕES S.A. (“E. JOHNSTON”) company registered under the CNPJ N. 00.025.238/0001 -71, with its main office located at Rodovia Washington Luiz (SP 310) – Km 307, city of Matão, State of São Paulo, is currently the controlling shareholder of UNIBANCO HOLDINGS S.A. (“UNIBANCO HOLDINGS”), which in its turn is the controlling shareholder of UNIBANCO;

2. BANCO ITAÚ HOLDING FINANCEIRA S.A. (“BIHF”) is the controlling shareholder of ITAÚ;

3. As per the Joint Venture Agreement entered into on November 03, 2008 (“Joint Venture Agreement”), the Companies understand highly strategic and important to its objectives of expansion and deeper national banking market penetration to unify efforts and resources to the formation of a Brazilian financial institution with international activities and strong leadership on the Brazilian banking system and with a relevant foreign position in the international financial and capital markets, which will result in an increase of management and operational efficiency.

4. In this sense, the economic groups desire to unify ITAÚ and UNIBANCO in a single conglomerate. In order to do so, the Parties agree that the best structure implies that (i) the totality of the shares issued by UNIBANCO shall be held, directly or indirectly, by ITAÚ, which is the largest operational company of the new conglomerate to be created and is the company that will achieve the highest synergy with the operational structures of UNIBANCO and (ii) BIHF shall be the only publicly held company of the new financial conglomerate whose shares will be traded, which will guarantee a higher liquidity and transparency on the trading of the shares of the conglomerate in all markets.

5. In order to implement the final structure described above, it is understood to be more convenient that the shares of E. JOHNSTON of UNIBANCO HOLDINGS and of UNIBANCO are merged into ITAÚ;

6. Furthermore, according to the terms agreed between the parties, before the referred mergers, Itaú shall merger the shares of Itaú Export S/A (“Export”);

7. In this sense, on this date it was also executed the Protocol and Justification of Merger (“Protocolo e Justificação de Incorporação de Ações”) of the shares of E. JOHNSTON by ITAÚ and the Protocol and Justification of Merger of UNIBANCO HOLDINGS by ITAÚ. Therefore, before the merger of the shares of UNIBANCO, the shareholders of ITAÚ shall deliberate about the merger of the totality of the shares of E. JOHNSTON and of UNIBANCO HOLDINGS, which are not yet held indirectly by ITAU in resulting of the merger of E.JOHNSTON;

8. According to the Extraordinary General Meeting of the Shareholders of UNIBANCO, held on July 16, 2008, its shareholders approved an increase of the stock capital through the capitalization of the reserves which should be made with the issue of the new shares. However, considering that (i) such shares were not issued yet; and (ii) the UNIBANCO Board of Directors approved, on a meeting held on the present date, to propose the re-ratification of such resolution in order to effect such capitalization without the issuance of new shares, it is noted that the capital stock of UNIBANCO, when considered that the capitalization of corporate reserves was made without issuing shares, would be R$ 11,000,000,000.00 (eleven billions reais), divided into 2,807,755,808 (two billion, eight hundred and seven million, seven hundred and fifty-five thousand and eight hundred and eight) registered shares, without par value, being 1,511,316,336 (one billion, five hundred and eleven millions, three hundred and sixteen thousand and three hundred and thirty-six) common shares and 1,296,439,472 (one billion, two hundred and ninety-six million, four hundred and thirty-nine thousand and four hundred and seventy-two) preferred shares;

9. ITAÚ is a joint-stock company with a capital stock as R$10,202,000,000.00 (ten billion, two hundred and two million reais), divided into 2,953,439,742 (two billion, nine hundred fifty three million, four hundred thirty-nine thousand and seven hundred and forty two) registered shares, without par value, being 1,553,418,582 (one billion, five hundred fifty-three million, four hundred eighteen thousand and five hundred and eighty-two) common shares and on 1,400,021,160 (one billion, four hundred million, twenty-one thousand and one hundred and sixty) preferred shares;

Propose to merger the shares of UNIBANCO by ITAÚ, according to the following provisions and conditions:

1. REASONS

1.1. As per the Joint Venture Agreement, the management of the Companies and the controlling shareholders of both groups have decided to unify the activities of ITAÚ and of UNIBANCO and, after preliminary studies about the convenience of the merger of UNIBANCO’ shares into ITAÚ (“the Merger”), have concluded, based on the reasons mentioned on the “Whereas” above, that such Merge shall observe the structure designed for the whole transaction, as described below:

2. STRUCTURE OF THE MERGER OF UNIBANCO’ SHARES BY ITAÚ

2.1. In order to define the best structure for the merger of shares of UNIBANCO by ITAÚ, the parties considered the following facts:

     (i) 378,434 (three hundred seventy-eight thousand and four hundred and thirty-four) common shares issued by UNIBANCO are held by E. JOHNSTON and 1.467.184.984 (one billion, four hundred and sixty-seven million, one hundred and eighty-four thousand and nine hundred and eighty-four) common shares and 127.743.681 (one hundred and twenty seven million, seven hundred and forty-three thousand and six hundred and eight one) preferred shares issued by UNIBANCO held by UNIBANCO HOLDINGS;

     (ii) at the moment of the merger of the shares of UNIBANCO, ITAÚ will be already, as a result of the previous mergers of the shares of E. JOHNSTON and UNIBANCO HOLDINGS, mentioned on item 7 of the “Whereas Section” of this Protocol and Justification, the indirect holder of such 1.467.563.418 (one billion, four hundred sixty-seven million, five hundred sixty-three thousand and four hundred and eighteen) common shares and 127.743.681 (one hundred and twenty seven million, seven hundred and forty-three thousand and six hundred and eight one) preferred shares issued by UNIBANCO held by UNIBANCO HOLDINGS;

     (iii) if the shares of UNIBANCO held by E. JONHSTON and UNIBANCO HOLDINGS were merged into ITAÚ, it would need to deliver its own issued shares to such companies, creating, therefore, a major reciprocal interest among such companies;

     (iv) such reciprocal interest is not desirable, thus, it would be more coherent that it was merged only the shares issued by UNIBANCO that are not already held indirectly by ITAÚ, pursuant to the proceedings also proposed in the Protocol and Justification of the Merger of UNIBANCO HOLDINGS; and

     (v) UNIBANCO holds 73,338,904 (seventy-three million, three hundred and thirty-eight thousand and nine hundred and four) own issued preferred shares held in treasury, which should be cancelled in a moment immediately before the Merger.

2.2. Therefore, it should be merged, into ITAÚ 43,752,918 (forty-three millions, seven hundred and fifty-two thousand and nine hundred and eighteen) common shares and 1,095,356,887 (one billion, ninety-five million, three hundred and fifty-six thousand and eight hundred and eight seven) preferred shares issued by UNIBANCO.

3. VALUATION CRITERIA

3.1. Whereas (i) the asset held by E. JOHNSTON is composed almost exclusively by the shares issued by UNIBANCO HOLDINGS and (ii) the asset held by UNIBANCO HOLDINGS are composed almost exclusively by the shares issued by UNIBANCO, it can be concluded that the value of the equity of E. JONHSTON, of UNIBANCO HOLDINGS and of UNIBANCO, all summed and disregarding the effects of the double-counting of such assets, is equivalent to the value of the net worth of UNIBANCO.

3.2. Thus, provided that the merger of the shares of E. JOHNSTON, of UNIBANCO HOLDINGS and of UNIBANCO will result in an increase of the net worth of ITAÚ equivalent to the value of UNIBANCO, and that consequently the value of the shares of the three companies to be merged by Itaú is equivalent to the value of UNIBANCO, all the three mergers of shares shall be executed on the basis of the net worth of UNIBANCO.

3.3. It was requested to the specialized company Hirashima & Associados Consultoria em Transações e Reestruturações Societárias Ltda. (“Hirashima”) that the valuation of the economic value of UNIBANCO be prepared, with record date of September 30th, 2008 (“Record Date of the Merger”).

3.4. The date of the Merger will be November 28th, 2008, and the Merger will become effective with the execution of (i) the Shareholders Meeting of UNIBANCO, on which there shareholders shall decided on the merger of the shares into ITAÚ and this Protocol and Justification, and (ii) the Shareholders Meeting of ITAÚ, on which the shareholders shall decided on the merger of the shares into ITAÚ, this Protocol and Justification, the appointment of Hirashima, the valuation report prepared by Hirashima and the increase on the capital stock of ITAÚ, as result of the Merger, as provided on item 5 below.

4. EXCHANGE RATE OF THE SHARES

4.1. For (i) each 1,1797 common share issued by UNIBANCO to be merged into ITAÚ, there shall be ascribed 1 common share issued by ITAÚ and (ii) each 3,4782 preferred share issued by UNIBANCO to be merged into ITAÚ, there shall be ascribed 1 preferred shares issued by ITAÚ.

4.2. Such exchange rate of the shares was established within the scope of the corporate reorganization agreed between the management and the controlling shareholders of the groups, according to the Joint Venture Agreement.

4.2.1. The exchange rate of the preferred shares, under the provisions agreed within the corporate reorganization of the groups, was established based on the average market quoted value of the Units (Shares certificates representing, each one, one preferred share of UNIBANCO and one preferred share of UNIBANCO HOLDINGS) and of the preferred shares of BIHF, on the last 45 sessions of the Bovespa. Both the Units and the preferred shares of BIHF are listed on the IBX – 50 and on the Ibovespa and are traded on the New York Stock Exchange (“NYSE”). The values of the exchange rate of the preferred shares which were calculated by the parties, in accordance with such criteria, were validated by Trevisan Auditores e Consultores Ltda.

5. INCREASE ON THE SHARE CAPITAL OF ITAÚ

5.1. The merger of the shares of EXPORT, of E. JOHNSTON, of UNIBANCO HOLDINGS and of UNIBANCO into ITAÚ will, jointly, result in an increase on the capital stock of ITAÚ equal to R$ 29,973,000,000.00 (twenty-nine billion, nine hundred and seventy-three million reais), being issued 1,141,988,071 (one billion, one hundred and forty one million, nine hundred and eighty-eight thousand and seventy one) shares with an issue price of R$ 29,973,533,158.18 (twenty-nine billion, nine hundred and seventy-three million, five hundred and thirty-three thousand, one hundred and fifty-eight reais and eighteen cents) being noted that the difference between the issue price of the shares and the capital increase will be registered into the corporate stake reserve.

5.2. As result of the merger of the shares of UNIBANCO and based on the exchange rate of the shares established above, 37,088,173 (thirty-seven million, eighty-eight thousand and one hundred and seventy three) common shares and 314,920,616 (three hundred fourteen million, nine hundred twenty thousand and six hundred and sixteen) preferred shares will be issued by ITAÚ, which will be ascribed them to the shareholders of UNIBANCO.

5.3. The equity changes that may occur between the Record Date of the Merger and the Date of the Merger will be assumed by ITAÚ.

6. DATE FOR THE EXCHANGE OF THE STOCK TICKER

6.1. The securities issued by UNIBANCO will continue to be traded normally on Bovespa under its current stock tickers (UBB3, UBBR4 and UBBR11) and in the New York Stock Exchange under the form of GDSs (UBB) until the date to be further announced by the Companies.

7. STATUTORY CHANGES ON ITAÚ

7.1. Provided that ITAÚ already performs the activities described on the corporate purpose of UNIBANCO, the only statutory change needed on ITAÚ by reason of the Merger will be on its capital stock. Nevertheless, whereas as the merger is a part of a process of corporate restructuration, on which the shares of EXPORT, of E. JONHSTON, of UNIBANCO HOLDINGS and of UNIBANCO will be merged into ITAÚ, and that these four mergers will occur on the same date and on such chronological order, and the Art. 3rd of the By – Laws of ITAÚ will be valid with the following wording, after the approval of all the mergers:

“Art. 3° - CAPITAL STOCK AND SHARES – The capital stock is R$ 40,175,000,000.00 (forty billion, one hundred and seventy-five million reais), divided into 4,095,427,813 (four billion, ninety-five million, four hundred and twenty-seven thousand and eight hundred and thirteen) registered shares, without par value, being 2,081,169,523 (two million, eighty-one million, one hundred and sixty-nine thousand and five hundred and twenty-three) common shares and 2,014,258,290 (two billions, fourteen millions, two hundred and fifty-eight thousand and two hundred and ninety) preferred shares without right to vote, but with the following advantages: (i) priority in the distribution of yearly minimum dividends of R$ 0,022 per share, not cumulative, which will be adjusted in case of division or consolidation of shares; (ii) right of, in the event of transference of the control, be included in the public offering for acquisition of shares, in order to assure the equal price to 80% (eighty percent) of the value paid per share with vote right, integrating the group of control, assured the dividends at least equal to the common shares, but with priority to receive the dividends not cumulative, never shorter than the dividends ascribed to the common shares.

8. OTHER PROVISIONS

8.1. Fractional shares will be sold on the stock exchange and the proceeds will be proportionately divided among the holders of the fractions.

8.2. UNIBANCO does not hold direct or indirect equity interest on ITAÚ. However, as some of its subsidiaries hold shares issued by BIHF and by ITAUSA - INVESTIMENTOS ITAÚ S.A., which are controlling shareholders of ITAÚ, this will cause reciprocal indirect interest when ITAÚ become the controlling shareholder of UNIBANCO. Therefore the parties decide that such shares shall be keep in treasury for sale or cancelation, and considering for the limit referred on the Art. 3rd of the Regulation of CVM n° 10/80.

8.3. Pursuant to 1st paragraph of the article 137, of the Law N. 6404/76, the shareholders that, on October 31st , 2008, were the owners of (i) common shares or (ii) preferred shares issued by UNIBANCO that were not deposited under the form of Units, will have its withdraw right assured. The value of the reimbursement to dissident shareholders, under the terms of article 45, 1st paragraph, of the Law N. 6404/76, equivalent in Reais to the book value of the respective shares on the date of December 31st , 2007, is R$ 4,236374 per share.

8.4. The shares issued by UNIBANCO that are subject to restrictions on transfers registered before the register of shares held by UNIBANCO, institution that render services of book-entry shares to UNIBANCO, will be exchanged by new shares issued by ITAÚ submitted to the same restriction on transfers, during the original term of such restrictions, under the terms of the agreements that provide the grounds of such restrictions.

8.5. This instrument is executed in an irrevocable and irreversible basis, binding the parties signed hereto and its successors.

In witness whereof, the parties hereto duly execute this Protocol of Merger and Justification on 6 copies of equal form, on the presence of the witness signed below.

São Paulo, November 12th, 2008.

____________________________________________________
Board of Officers of Banco Itaú S.A.

_______________________________________________________
Board of Directors of Unibanco – União de Bancos Brasileiros S.A.

WITNESS:
1a.	2a.

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 18, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.